Exhibit 8.1

LIST OF SUBSIDIARIES

1. — Banchile Administradora General de Fondos S.A.

2. — Banchile Corredores de Bolsa S.A.

3. — Banchile Asesoria Financiera S.A.

4. — Banchile Corredores de Seguros Limitada

5. — Banchile Factoring S.A.

6. — Banchile Securitizadora S.A.

7. — Socofin S.A.

8. — Promarket S.A.

All the subsidiaries have their jurisdiction of incorporation in the Republic of Chile.